UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35330
CUSIP NUMBER 532403 102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Lilis Energy, Inc.

Full Name of Registrant

Recovery Energy, Inc.

Former Name if Applicable

216 16th Street, Suite #1350

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lilis Energy, Inc. (the “Company”), is unable to file its annual report on Form 10-K for the period ended December 31, 2015 (the “Form 10-K”) within the prescribed time period, because the Company requires additional time to prepare and review certain information in its financial statements.  The delay could not be eliminated without unreasonable effort or expense.  In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its annual report on Form 10-K no later than fifteen calendar days following the prescribed due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin Nanke	303	893-9000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue was $396,000 for the year ended December 31, 2015, compared to $3.14 million for the year ended December 31, 2014, a decrease of $2.7 million, or 87%. The decrease in revenue was primarily due to the reduction in oil and gas revenue associated with 32,000 acres and 17 operated wells we conveyed to Hexagon pursuant to a final settlement agreement and the reduction in commodity prices during the year.

During the year ended December 31, 2015 and 2014, production amounts were 12,449 and 46,500 BOE, respectively, a decrease of 34,051 BOE, or 73%. In addition to the conveyance, production declined due to certain operated wells shut in for workovers and non-payments to vendors.

During the year ended December 31, 2015, the lower commodity prices and lack of capital to develop our undeveloped oil and gas properties caused us to recognize an impairment expense of $24.48 million. We did not recognize any impairment expense during 2014.

Lilis Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2016	By:	/s/ Kevin Nanke
Kevin Nanke
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).